UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Skilled Healthcare Group, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

83066R107

(CUSIP Number)

Andrea Daly, Esq. c/o Onex Corporation 161 Bay Street P.O. Box 700 Toronto, Ontario M5J 2S1

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 13, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 83066R107	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,750,623 shares of Class A Common Stock (the “Class A Common Stock”) issuable on conversion of Class B Common Stock of the Issuer (the “Class B Common Stock”).
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,750,623 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,750,623 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.6% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 22,485,366 shares of Class A Common Stock outstanding on August 6, 2012).

14	TYPE OF REPORTING PERSON CO

CUSIP No. 83066R107	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 11,293,552 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 11,293,552 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,293,552 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

33.4% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 22,485,366 shares of Class A Common Stock outstanding on August 6, 2012).

14	TYPE OF REPORTING PERSON PN

CUSIP No. 83066R107	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex US Principals LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 68,820 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 68,820 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,820 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 22,485,366 shares of Class A Common Stock outstanding on August 6, 2012).

14	TYPE OF REPORTING PERSON PN

CUSIP No. 83066R107	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Real Estate Holdings III Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,388,251 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,388,251 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,388,251 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 22,485,366 shares of Class A Common Stock outstanding on August 6, 2012).

14	TYPE OF REPORTING PERSON CO

CUSIP No. 83066R107	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Onex Skilled Holdings II Limited SARL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,191,536 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,191,536 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,191,536 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.4% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 22,485,366 shares of Class A Common Stock outstanding on August 6, 2012).

14	TYPE OF REPORTING PERSON OO

CUSIP No. 83066R107	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS: Gerald W. Schwartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,750,623 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,750,623 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,750,623 shares of Class A Common Stock issuable on conversion of Class B Common Stock.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.6% of the Issuer’s shares of Class A Common Stock, assuming exchange of only the Reporting Person’s Class B Common Stock into Class A Common Stock (assuming 22,485,366 shares of Class A Common Stock outstanding on August 6, 2012).

14	TYPE OF REPORTING PERSON IN

This Schedule 13D amends the Schedule 13G dated February 14, 2008 filed by Onex Corporation, Onex Partners LP, Onex US Principals LP, Skilled Executive Investco LLC, Onex Skilled Holdings II Limited and Gerald W. Schwartz with respect to beneficial ownership of shares of Skilled Healthcare Group, Inc. Subsequent to the transactions referred to in Item 3 hereof, neither Skilled Executive Investco LLC nor Onex Skilled Holdings II Limited SARL will beneficially own any shares of Skilled Healthcare Group, Inc.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this “Statement”) is being filed on behalf of the Reporting Persons (as defined in Item 2(a) below) with respect to the shares of the Class A Common Stock (the “Class A Common Stock”), issuable on conversion of Class B Common Stock (“Class B Common Stock”) of Skilled Healthcare Group, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Company’s principal executive offices are located at 27442 Portola Parkway, Suite 200, Foothill Ranch, CA 92610. The Reporting Persons may be deemed to be a group for the purposes of Section 13 of the Securities and Exchange Act of 1934, as amended, with each of such Reporting Persons being deemed to have beneficial ownership of all of the shares owned by the group.

Item 2. Identity and Background.

This Statement is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”): (i) Onex Corporation, an Ontario, Canada corporation (“Onex”); (ii) Onex Partners LP, a Delaware limited partnership (“OPLP”); (iii) Onex US Principals LP, a Delaware limited partnership (“USLP”); (iv) Onex Real Estate Holdings III Inc., a Delaware corporation (“OREH”); (v) Onex Skilled Holdings II Limited SARL, a Luxembourg company (“OSHL”) and (vi) Gerald W. Schwartz. The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

Onex’s principal business is to act as a diversified company that operates through autonomous subsidiaries, associated companies and strategic partnerships. Information relating to the directors and executive officers of Onex is set forth on Schedule A hereto which is incorporated herein by reference. Onex controls, directly or indirectly, each of OPLP, Onex Partners GP LP, Onex Partners GP Inc., USLP, Onex American Holdings GP LLC, and OREH. The address of the principal business and principal offices of Onex is 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1.

OPLP’s principal business is investing in securities. The address of the principal business and principal offices of OPLP is 712 Fifth Avenue, New York, NY 10019. The general partner of OPLP is Onex Partners GP LP.

Onex Partners GP LP is a Delaware limited partnership. Onex Partners GP LP’s principal business is being the general partner of OPLP. The address of the principal business and principal offices of Partners GP LP is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. The general partner of Onex Partners GP LP is Onex Partners GP Inc.

Onex Partners GP Inc. is a Delaware corporation. Onex Partners GP Inc.’s principal business is being the general partner of Onex Partners GP LP. The address of the principal business and principal offices of Onex Partners GP Inc. is c/o Onex Investment Corp., 712 Fifth Avenue, New York, NY 10019. Information relating to the directors and executive officers of Onex Partners GP Inc. is set forth on Schedule B hereto which is incorporated herein by reference.

USLP’s principal business is investing in securities. The address of the principal business and principal offices of USLP is 421 Leader Street, Marion, Ohio 43302. The general partner of USLP is Onex American Holdings GP LLC.

Onex American Holdings GP LLC is a Delaware limited liability company. Onex American Holdings GP LLC’s principal business is being the general partner of USLP. The address of the principal business and principal offices of Onex American Holdings GP LLC is 421 Leader Street, Marion, Ohio 43302.

OREH’s principal business is a holding company that owns indirect interests in a variety of Onex’s investments. The address of the principal business and principal offices of OREH is 421 Leader Street, Marion, Ohio 43302. Information relating to the directors and executive officers of OREH is set forth on Schedule C hereto which is incorporated herein by reference.

OSHL’s principal business is owning shares of the Company. The address of the principal business and principal offices of OSHL is 6C, rue Gabriel Lippmann, L-5365 Munsbach, Grand-Duchy of Luxembourg. Information relating to the directors and executive officers of OSHL is set forth on Schedule D hereto which is incorporated herein by reference.

Mr. Schwartz’s business address is c/o Onex Corporation, 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1. His present principal occupation is Chairman of the Board, President and Chief Executive Officer of Onex Corporation. Mr. Schwartz is a citizen of Canada. Mr. Schwartz is the indirect holder of all of the issued and outstanding shares of Multiple Voting Shares and 19.2% of the issued and outstanding Subordinate Voting Shares of Onex, ownership of which entitles Mr. Schwartz to elect a majority of the members of Onex’s Board of Directors.

During the past five years, none of the Reporting Persons or other persons identified in this Item 2 (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 13, 2012, OREH (i) acquired the 196,715 shares of the Class B Common Stock of the Company previously held by Skilled Executive Investco LLC and reported on Schedule 13G filed February 14, 2008 and (ii) acquired all of the outstanding shares of OSHL. OSHL was the successor to Onex Skilled Holdings Limited, a Gibraltar company, that was liquidated into OSHL in 2008. OSHL intends to liquidate into its sole shareholder, OREH, at which time OREH will be the direct owner of the 3,191,536 shares of Class B Common Stock currently held by OSHL. The shares of OSHL and the shares of Class B Common Stock were acquired by OREH in exchange for the issuance of shares of capital stock of OREH.

Item 4. Purpose of the Transaction.

The Reporting Persons’ acquired the shares of Class B Common Stock of the Company (the “Stock of the Company”) for investment purposes and to influence control over the management of the Issuer. Each Reporting Person continuously evaluates its ownership of the Stock of the Company and the Issuer’s business and industry. Depending on market conditions and other factors that each Reporting Person may deem material or relevant to its investment decision, such Reporting Person may dispose of all or a portion of the Stock of the Company it now or hereafter owns, acquire additional Stock of the Company in privately negotiated transactions, enter into hedging arrangements or derivative transactions with respect to the Stock of the Company or engage in any other transaction with respect to the Stock of the Company permitted by law. The purpose of the transfer of the shares of Class B Common Stock of the Company from Skilled Executive Investors LLC and OSHL to OREH is for internal purposes.

Except as described herein, the Reporting Persons do not have any definitive plans or proposals, though each reserves the right to subsequently devise or implement definitive plans or proposals, which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Amount beneficially owned:

Onex Corporation	14,750,623	(1)
Onex Partners LP	11,293,552	(2)
Onex US Principals LP	68,820	(3)
Onex Real Estate Holdings III Inc.	3,388,251	(4)
Onex Skilled Holdings II Limited SARL	3,191,536	(5)
Gerald W. Schwartz	14,750,623	(6)

(1)	Onex may be deemed to own beneficially the shares of Class A Common Stock beneficially owned by (a) OPLP, through Onex’s ownership of all of the common stock of Onex Partners GP, Inc., the general partner of Onex Partners GP LP, the general partner of OPLP, (b) USLP through Onex’s ownership of all of the equity of Onex American Holdings GP LLC, the general partner of USLP and (c) OREH through Onex’s ownership of all of the common stock of OREH. Onex disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.
(2)	All of the shares beneficially owned by OPLP are reported as beneficially owned by each of OPLP, Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by OPLP.
(3)	All of the shares beneficially owned by USLP are reported as beneficially owned by each of USLP, Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by USLP.
(4)	All of the shares beneficially owned by OREH are reported as beneficially owned by each of OREH, Onex and Mr. Schwartz, notwithstanding the fact that each of Onex and Mr. Schwartz has a pecuniary interest in less than 100% of the shares beneficially owned by OREH.
(5)	All of the shares beneficially owned by OSHL are reported as beneficially owned by each of OSHL, OREH, Onex and Mr. Schwartz, notwithstanding the fact that OREH, Onex and Mr. Schwartz have a pecuniary interest in less than 100% of the shares beneficially owned by OSHL.
(6)	Mr. Schwartz, the Chairman, President and Chief Executive Officer of Onex, owns shares representing a majority of the voting rights of the shares of Onex and may be deemed to beneficially own all shares beneficially owned by Onex. The indirect interests of Onex are described in footnote (1). Mr. Schwartz disclaims beneficial ownership of these securities, except to the extent of his pecuniary interest therein.

Percent of class (based on 22,485,366 shares of Class A Common Stock outstanding as of August 6, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the two months ended June 30, 2012, filed with the Securities and Exchange Commission on August 8, 2012):

Onex Corporation	39.6%
Onex Partners LP	33.4%
Onex US Principals LP	0.3%
Onex Real Estate Holdings III Inc.	13.1%
Onex Skilled Holdings II Limited SARL	12.4%
Gerald W. Schwartz	39.6%

Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
Onex Corporation	0
Onex Partners LP	0
Onex US Principals LP	0
Onex Real Estate Holdings III Inc.	0
Onex Skilled Holdings II Limited SARL	0
Gerald W. Schwartz	0
(ii) Shared power to vote or to direct the vote:
Onex Corporation	14,750,623
Onex Partners LP	11,293,552
Onex US Principals LP	68,820
Onex Real Estate Holdings III Inc.	3,388,251
Onex Skilled Holdings II Limited SARL	3,191,536
Gerald W. Schwartz	14,750,623
(iii) Sole power to dispose or to direct the disposition of:
Onex Corporation	0
Onex Partners LP	0
Onex US Principals LP	0
Onex Real Estate Holdings III Inc.	0
Onex Skilled Holdings II Limited SARL	0
Gerald W. Schwartz	0
(iv) Shared power to dispose or to direct the disposition of:
Onex Corporation	14,750,623
Onex Partners LP	11,293,552
Onex US Principals LP	68,820
Onex Real Estate Holdings III Inc.	3,388,251
Onex Skilled Holdings II Limited SARL	3,191,536
Gerald W. Schwartz	14,750,623

Except as set forth in Items 3 and 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in Item 2 of this Statement has engaged in any transaction during the past 60 days in any shares of the Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Persons hold shares of the Class B Common Stock. Such shares of Class B Common Stock vote with the shares of Class A Common Stock on a 10 for 1 basis (meaning each share of Class B Common Stock has the right to 10 votes and each share of Class A Common Stock has the right to 1 vote on all matters presented to the stockholders for approval). Because of these voting rights and their ownership of such shares, the Reporting Persons may, among other things, exercise a controlling influence over the Company’s affairs, the election of directors and the approval of significant corporate transactions, including a merger or the sale of all or substantially all of the Company’s assets. Onex may have the ability to prevent any transaction that requires approval of the Company’s stockholders regardless of whether or not other stockholders believe that any such transaction is in the Company’s best interests and the interests of such other stockholders. Onex’s ability to exercise a controlling influence over the Company’s affairs is, to a certain extent, enhanced in the Investor Stockholders Agreement (attached to this Statement as Exhibit 2), to which the Company and certain of its stockholders are a party and which sets forth rights of the Company’s controlling stockholder, Onex, including the right to select a majority of the Company’s directors, and rights of the Issuer’s other stockholders.

Stockholders Agreement

On December 27, 2005, the Company entered into the Investor Stockholders Agreement with certain of its then current stockholders (the “Stockholders Agreement”) and any other stockholder or option holder who becomes a party to the Stockholders Agreement by execution of a joinder agreement.

Voting Rights

Under the Stockholders Agreement, each stockholder is required to vote all of the shares such stockholder owns in the Company for the election of directors and on all other matters which are submitted to a vote or consent of the stockholders on which such shares are entitled to vote in the same manner that shares held by the Majority Onex Investors (as defined here) vote such shares. The “Majority Onex Investors” means Onex and its affiliates holding, in the aggregate, a majority of the shares held by Onex and its affiliates.

Item 7. Material to be Filed as Exhibits.

(1)	—	Joint Filing Agreement

(2)	—	Investors Stockholders Agreement dated December 27, 2005 by and among the Company and certain of its then current stockholders (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form S-1 filed on October 10, 2006).

(3)	—	Power of Attorney incorporated by reference to the Amendment to Form 4 to Dura Automotive Systems, Inc. filed with the Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: September 24, 2012

ONEX CORPORATION

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Vice President, General Counsel and Secretary

By:	/s/ Donald W. Lewtas
Name: Donald W. Lewtas
Title: Chief Financial Officer

ONEX PARTNERS LP

By: Onex Partners GP LP, its General Partner
By: Onex Partners Manager LP, its Agent
By: Onex Partners Manager GP ULC, its General Partner

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Managing Director

By:	/s/ Donald F. West
Name: Donald F. West
Title: Vice President and Secretary

ONEX US PRINCIPALS LP

By:	/s/ Donald F. West
Name: Donald F. West
Title: Representative

ONEX REAL ESTATE HOLDINGS III INC.

By:	/s/ Donald W. Lewtas
Name: Donald W. Lewtas
Title: President

By:	/s/ Andrea E. Daly
Name: Andrea E. Daly
Title: Vice President and Secretary

GERALD W. SCHWARTZ

By:	/s/ Donald W. Lewtas
Name: Donald W. Lewtas
Title: Authorized Signatory for Gerald W. Schwartz

ONEX SKILLED HOLDINGS II LIMITED SARL

By:	/s/ Donald F. West
Name: Donald F. West
Title: Type A Manager

Schedule A

Directors and Executive Officers of Onex Corporation (“Onex”)

The name, business address and present principal occupation of each director and executive officer of Onex are set forth below. All executive officers and directors listed on this Schedule A are Canadian citizens, except as specifically indicated below. All occupation or employment positions are with Onex, except as specifically indicated below.

Name	Business Address	Present Principal Occupation or Employment

Gerald W. Schwartz	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Chairman of the Board, President, Chief Executive Officer and Director

Ewout R. Heersink (Netherlands Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Director and Managing Director

Anthony Munk	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Donald W. Lewtas	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Chief Financial Officer

Timothy A.R. Duncanson	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Christine M. Donaldson	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President, Finance

Seth M. Mersky (U.S. Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Andrea E. Daly	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President, General Counsel and Secretary

Name	Business Address	Present Principal Occupation or Employment

William A. Etherington	118 Yorkville Avenue Suite 701 Toronto, Ontario Canada M5R 1H5	Director; Corporate Director

John B. McCoy	191 West Nationwide Blvd. Suite 625 Columbus, Ohio USA 43215	Director; Retired

Christopher A. Govan	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Daniel C. Casey	Creson Corporation 170 Merton Street Toronto, Ontario Canada M4S 1A1	Director; Chairman and Chief Executive Officer of Creson Corporation, an Ontario real estate company

David J. Mansell	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

Serge Gouin	Quebecor Media 612 St. Jacques Street, 13th Floor Montreal, Quebec Canada H3C 4M8	Director; Chairman of the Board of Quebecor Media

Konstantin Gilis	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Managing Director

J. Robert S. Prichard, O.C.	Torys LLP 79 Wellington Street West, Suite 3000 Toronto, Ontario Canada M5K 1N2	Director; Chairman of Torys LLP

Arni C. Thorsteinson	Shelter Canadian Properties Limited 2600-7 Evergreen Place Winnipeg, Manitoba Canada R3L 2T3	Director; President of Shelter Canadian Properties Limited

Heather M. Reisman	Indigo Books & Music Inc. 468 King St. W. Suite 500 Toronto, Ontario M5V 1L8	Director; Chair and Chief Executive Officer of Indigo Books & Music Inc.

Name	Business Address	Present Principal Occupation or Employment

Peter C. Godsoe	Scotia Plaza, Suite 3005 40 King Street West Toronto, Ontario Canada M5H 1H1	Director; Corporate Director

Schedule B

Directors and Executive Officers of Onex Partners GP Inc. (“Partners GP”)

The name, business address and present principal occupation of each director and executive officer of Partners GP are set forth below. All executive officers and directors listed on this Schedule B are United States citizens, except as specifically indicated below.

Name	Business Address	Present Principal Occupation

Joshua Hausman	c/o Onex Investment Corp. 712 Fifth Avenue New York, NY 10019	Director and Vice President; Principal of Onex Investment Corp.

Robert M. LeBlanc	c/o Onex Investment Corp. 712 Fifth Avenue New York, NY 10019	Director and President; Managing Director of Onex Investment Corp.

Donald F. West	c/o OMI Management U.S. Limited Partnership 421 Leader Street Marion, Ohio 43302	Vice President; Director of OMI Management U.S. Limited Partnership

Schedule C

Directors and Executive Officers of Onex Real Estate Holdings III Inc. (“OREH”)

The name, business address and present principal occupation of each director and executive officer of OREH are set forth below. All executive officers and directors listed on this Schedule C are Canadian citizens, except as specifically indicated below.

Name	Business Address	Present Principal Occupation

Anthony Munk	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Director and Vice President; Managing Director of Onex Corporation

Robert M. LeBlanc (U. S. Citizen)	c/o Onex Investment Corp. 712 Fifth Avenue New York, NY 10019	Director and Vice President; Managing Director of Onex Investment Corp.

Donald W. Lewtas	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Director and President; Chief Financial Officer of Onex Corporation

Christopher A. Govan	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President; Managing Director of Onex Corporation

Andrea E. Daly	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President and Secretary; Vice President, General Counsel and Secretary of Onex Corporation

Timothy A.R. Duncanson	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President; Managing Director of Onex Corporation

Ewout R. Heersink (Netherlands Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President; Managing Director of Onex Corporation

Seth M. Mersky (U.S. Citizen)	161 Bay Street P.O. Box 700 Toronto, Ontario Canada M5J 2S1	Vice President; Managing Director of Onex Corporation

Donald F. West (U.S. Citizen)	421 Leader Street Marion, Ohio 43302	Vice President; Director of OMI Management U.S. Limited Partnership

Schedule D

Directors and Executive Officers of Onex Skilled Holdings II Limited SARL (“OSHL”)

The name, business address and present principal occupation of each director and executive officer of OSHL are set forth below. All executive officers and directors listed on this Schedule D are United States citizens, except as specifically indicated below.

Robert M. LeBlanc	c/o Onex Investment Corp. 712 Fifth Avenue New York, NY 10019	Type A Manager; Managing Director of Onex Investment Corp.

Donald F. West	c/o OMI Management U.S. Limited Partnership 421 Leader Street Marion, Ohio 43302	Type A Manager; Director of OMI Management U.S. Limited Partnership

Olivier Dorier (Luxembourg Citizen)	6C, rue Gabriel Lippmann L-5365 Munsbach Grand-Duchy of Luxembourg	Type B Manager; Partner, MAS International

EXHIBIT INDEX

(1)	—	Joint Filing Agreement

(2)*	—	Investors Stockholders Agreement dated December 27, 2005 by and among the Company and certain of its then current stockholders (incorporated by reference from the Company’s Registration Statement on Form S-1 filed on October 10, 2006).

(3)*	—	Power of Attorney incorporated by reference to the Amendment to Form 4 to Dura Automotive Systems, Inc. filed with the Securities and Exchange Commission by Gerald W. Schwartz on September 10, 1996.

*	Previously filed.